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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FAO, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30240S600

(Cusip Number)

CHARLES A. NORRIS
C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR
LOS ANGELES, CA 90067
(310) 556-2721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

4/23/03

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S600

1.	Name of Reporting Person: CHARLES A. NORRIS		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF FF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 666,667

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 666,667

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.5%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
FAO, Inc. 2520 Renaissance Boulevard King of Prussia, PA 19406

Item 2.	Identity and Background
a. This statement is filed on behalf of Fred Kayne and Fortune Twenty-Fifth, Inc. of which he is the sole stockholder.

b. Mr. Norris' address is 481 Denslow Avenue, Los Angeles, CA 90049.

c. Mr. Norris is retired. However, he serves as the Chairman of the Board of Day Runner, Inc. and Glacier Water Services, Inc.

d. Mr. Norris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

e. Mr. Norris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

f. Mr. Norris is a citizen of the United States of America.

By virtue of the voting agreement described in Item 6, Mr. Norris, together with Richard Kayne, Kayne Anderson Capital Advisors, L.P., Fred Kayne, Hancock Park and Les Biller may be deemed to constitute a "group" as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for such voting agreement, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with any of the above persons. Neither the making or contents of this filing constitutes an admission by Mr. Norris that a group exists, and the existence of any such group is expressly disclaimed. Mr. Norris also expressly disclaims any beneficial ownership in any Common Stock beneficially owned by any of the above persons, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer's securities.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Norris purchased an aggregate of 1,000 shares of the Issuer's Class I Convertible Preferred Stock convertible into 666,667 shares of Common Stock in a private transaction on April 23, 2003 in connection with the Issuer's emergence from bankruptcy. Immediately upon its emergence from bankruptcy, the Issuer conducted a 1:15 reverse stock split of the Common Stock, and the foregoing share numbers reflect such reverse split.

Item 4.	Purpose of Transaction
Mr. Norris currently intends to hold all of the acquired securities for investment purposes.

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Item 5.	Interest in Securities of the Issuer
a. Mr. Norris beneficially owns 666,667 shares of the Common Stock, or approximately 11.5% of the outstanding Common Stock. Assuming all of the Company's outstanding Series I Convertible Preferred Stock (which votes with the Common Stock) was converted to Common Stock (and assuming other convertible securities were not converted), this percentage would drop to 2.7%.

b. The following transaction in the Common Stock beneficially owned by Mr. Norris was effected in the last 60 days:

		Common Stock	Stock
Date	Type	# of shares	Price	Where/how transaction effected

4/23/03	Class I	666,667	$1.50	From Issuer (1)

(1) Issuable upon conversion of Class I Preferred. Mr. Norris expressly disclaims any beneficial ownership in any of the Class I Convertible Preferred (or Common Stock into which such preferred stock is convertible) owned by Richard Kayne, Kayne Anderson Capital Advisors, L.P., Fred Kayne, Hancock Park or Les Biller.

d. Not applicable

e. Not applicable

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, Mr. Norris may be deemed to beneficially own an additional (i) 10,137,815 shares beneficially owned by Richard Kayne and/or Kayne Anderson Capital Advisors, L.P., (ii) 2,666,667 shares beneficially owned by Hancock Park, (iii) 4,978,505 shares beneficially owned or controlled by Fred Kayne and (iv) 1,333,333 shares beneficially owned or controlled by Les Biller. The information with respect to the beneficial ownership by the above persons is based on information supplied by, or on behalf of, such persons, and Mr. Norris makes does not make any representation or guarantee as to the completeness or accuracy of this information.

Mr. Norris expressly disclaims any beneficial ownership in any Common Stock held or controlled by any of the above persons notwithstanding the stockholders agreement among Mr. Norris and such persons with respect to voting rights as described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Norris has agreed in a stockholders agreement among himself, Richard Kayne, Anderson Capital Advisors, L.P., Fred Kayne, Hancock Park and Les Biller in connection with Hancock Park's purchase of the Issuer's securities that they will vote all securities of the Issuer that are entitled to vote thereon in favor of the election of one director designated by Hancock Park until Hancock Park holds less than 3,000 shares of Series I Convertible Preferred Stock of the Issuer (or the equivalent in such securities and Common Stock).

Item 7.	Material to Be Filed as Exhibits
99.1 Stockholders Agreement, dated April 22, 2003, among Charles Norris, Richard Kayne, Kayne Anderson Capital Advisors, L.P., Fred Kayne, Hancock Park and Les Biller.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Charles A. Norris
Name:	Charles A. Norris

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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